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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-67265

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BEAR CREEK SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 17TH STREET, SUITE 970
(No. and Street)

DENVER (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH RODDY 303-459-7330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

555 17TH STREET, SUITE 1200 (Address) DENVER (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH RODDY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BEAR CREEK SECURITIES, LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SCOTT BEN MCKINNEY
Notary Public – State of Colorado
Notary ID 20174001361
My Commission Expires Jan 11, 2021

Signature

MANAGING DIRECTOR

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bear Creek Securities, LLC

(SEC I.D. No. 8-67265)

Statement of Financial Condition Report
December 31, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Managing Member of Bear Creek Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bear Creek Securities, LLC (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2014.

Denver, Colorado
February 18, 2019

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

BEAR CREEK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS		
CASH	$	72,511
OTHER ASSETS		25,120
TOTAL ASSETS	$	97,631
LIABILITIES		
ACCRUED EXPENSES	$	3,413
TOTAL LIABILITIES	$	3,413
COMMITMENTS AND CONTINGENCIES (Note 3)		
MEMBERS' EQUITY		
MEMBERS' EQUITY	$	94,218
TOTAL MEMBERS' EQUITY	$	94,218
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	97,631

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Bear Creek Securities, LLC (the "Company") is a Colorado limited liability company. The Company was incorporated on November 3, 2005, and commenced operations on July 28, 2006, as a broker-dealer of securities. The Company is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company is a majority owned subsidiary of Bear Creek Holding Company, LLC. The Company is engaged in a single line of business as a securities broker dealer, which comprises several classes of services, including principal transactions, agency transactions, placement agent and investment advisory.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of the customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash — The Company considers all highly liquid instruments with maturities of three months or less at time of purchase to be cash equivalents. As of December 31, 2018, there were no cash equivalents. Cash is stated at cost, which approximates market value. As of December 31, 2018, the Company had $72,511 held in deposits.

Income Taxes — The Company has elected to be a partnership under the Internal Revenue Code. Instead of paying corporate income taxes, the ultimate members of the Company are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been recognized in this financial statement.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized as measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon the ultimate settlement with the relevant taxing authorities. Based on this analysis, the Company has determined that it has no incurred any liability for unrecognized tax benefits as of December 31, 2018. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next 12 months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions; the nexus of income among various tax jurisdictions; compliance with U.S. federal, U.S. state, and foreign tax laws; and changes in administrative practices and precedents of relevant taxing authorities. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements - In February 2016 the FASB released ASU 2016-02, Leases, completing its project to overhaul lease accounting. The ASU codifies ASC 842, Leases, which will replace the guidance in ASC 840. ASC 842 contains the following key points:

1. Lessees will be required to recognize most leases "on balance sheet."
2. The new guidance retains a dual lease accounting model for purposes of income statement recognition, continuing the distinction between what are currently known as "capital" and "operating" leases for lessees.
3. Lessors will focus on whether control of the underlying asset has transferred to the lessee to assess lease classification.
4. A new definition of a "lease" could cause some contracts formerly accounted for under ASC 840 to fall outside the scope of ASC 842, and vice versa.
5. A modified retrospective transition will be required, although there are significant elective transition reliefs available for both lessors and lessees.

ASC 842 is effective for public business entities in fiscal years beginning after December 15, 2018. Early adoption is permitted for all entities. The adoption of this standard is not anticipated to have a material impact on the Company's financial condition, operations or liquidity.

3. COMMITMENTS AND CONTINGENCIES

The Company utilizes an unaffiliated brokerage firm to provide securities clearing services. As part of this arrangement, the Company acts as an "introducing broker" and the unaffiliated brokerage firm acts as a "clearing broker." The clearing agreement requires the Company to maintain a minimum deposit with the clearing broker. The deposit maintained with the clearing broker is $25,120 as of December 31, 2018. As a result of the securities clearing services, the Company will sometimes have a payable to its clearing broker. The payable to the clearing broker is $0 at December 31, 2018. Generally, the payable is paid in the month following the activity. Pursuant to its agreements with its clearing brokers, the Company is liable for amounts uncollected from customers introduced by the Company. At December 31, 2018, there are no liabilities for amounts uncollected.

4. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $94,218, which was $89,218 in excess of its required net capital of $5,000. The Company had a ratio of aggregate indebtedness to net capital of 0.04 to 1 at December 31, 2018.

5. CREDIT RISK

As a securities broker dealer, the Company is engaged in various securities and brokerage activities. The Company's transactions are collateralized and executed with and on behalf of customers. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations and/or impair the value of the collateral. This risk is mitigated once the clearing firm books the transaction to the customer's clearing account.

6. CONCENTRATION RISK

The Company has a shared services agreement with Bear Creek Holding Company, LLC, a related party. The Company's overhead costs could be directly impacted if the shared services agreement with Bear Creek Holding Company, LLC expired or the financial condition of Bear Creek Holding Company, LLC deteriorated.

7. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

8. SUBSEQUENT EVENTS

Management of the Company evaluated subsequent events through the date these financial statements were issued for potential recognition or disclosure. No items were noted.

* * * * * *

RSM

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

RSM US LLP

Managing Member
Bear Creek Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Bear Creek Securities (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2018, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (cancelled check and bank statement), noting no differences.

2. Compared the Total Revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2018, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RSM US LLP

Denver, Colorado
February 18, 2019

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SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2522*******************MIXED AADC 220
67265 FINRA DEC
BEAR CREEK SECURITIES LLC
1200 17TH ST STE 970 STE
DENVER, CO 80202-5821

SEC Mail Processing
FEB 21 2019
Washington, DC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 4490
B.	Less payment made with SIPC-6 filed (exclude interest) 7/5/18 Date Paid	(1077)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	3413
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 3413

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 3413

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bear Creek Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Director
(Title)

Dated the 7th day of January, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,993,076
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 2,993,076
2e. General Assessment @ .0015	$ 4490 (to page 1, line 2.A.)